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                     ROYAL PRECISION SIGNS LETTER OF INTENT
                            TO ACQUIRE PH GROUP INC.
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                              FOR IMMEDIATE RELEASE

Contact:  Thomas A. Schneider, President and Chief Operating Officer
          Anthony J. Montgomery, Executive Vice President - Sales & Marketing Kevin L. Neill, Vice President - Finance and Chief Financial Officer Royal Precision, Inc. (480) 627-0200
          Internet: www.royalprecision.com

          RCG Capital Markets Group, Inc. (480) 675-0400
          Retail: Jim Estrada, Brett Maas
          Analysts/Institutional: Joe Dorame
          Media: Jeff Stanlis
          Internet: www.rcgonline.com

(SEPTEMBER  28, 2000) - SCOTTSDALE,  ARIZONA - Royal  Precision,  Inc.  (Nasdaq:
RIFL) announced today that it has signed a letter of intent to acquire PH Group Inc. (OTC Bulletin Board: PHHH), a manufacturer of hydraulic presses and injection molding machines for applications in metalworking, compression molding and plastic injection molding. PH Group is based in Columbus, Ohio and had sales of $9.8 million in 1999.

PH Group Inc. designs and manufactures a wide range of hydraulic presses for metal forming applications, primarily in the automotive, aircraft and appliance industries. The Company's product lines for hydraulic presses range from 1 to 5,000 tons and are marketed under the names PH Hydraulics and St. Lawrence Press. The U.S. market for hydraulic presses is estimated to be in excess of $150 million per year. The Company's injection molding machine product line is designed for the automotive, electrical, medical, and consumer products industries. The injection molding machines range from 15 to 450 tons and are marketed under the name Trueblood V2. The U.S. market for injection molding machines is estimated to be in excess of $200 million per year.

Under the terms of the transaction, PH Group shareholders would receive $1.00 worth of Royal Precision common stock for each share of PH Group common stock they own. The exchange ratio will be the average closing price of Royal Precision's common stock for a period of twenty consecutive trading days, ending two days prior to the date of execution of a definitive agreement. As of June 30, 2000, PH Group had approximately 1.7 million shares of common stock outstanding. In connection with the execution of the letter of intent, PH Group granted Royal Precision an option to acquire 500,000 shares of PH Group common stock at an exercise price of $0.50 per share.

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Thomas A. Schneider,  president and chief operating  officer of Royal Precision, commented, "We are excited about the opportunity that this transaction presents for our company. Completion of this transaction is part of our strategic business plan to provide Royal Precision with a second platform to grow our
business  and  increase  shareholder  value.   Following  the  closing  of  this
transaction, we look forward to working with the PH Group management team to successfully combine our companies."

C. T. Sherman, president of PH Group, commented, "We are excited about now having the capabilities to accomplish our growth oriented business plan with the help of Royal Precision. We believe our shareholders will benefit from the execution of that plan and by being part of a larger public company. We believe Royal Precision's growth plans and ours should produce an exciting future for the combined companies."

The proposed acquisition is subject to a number of conditions including the execution and delivery of definitive agreements acceptable to both parties, approval of the boards of Royal Precision and PH Group, and the approval of shareholders.

Royal Precision, Inc. is a leading designer and manufacturer of high-quality innovative golf club shafts, including the Rifle(TM) shaft featuring the Company's "Frequency Coefficient Matching" technology, or "FCM," designed to provide consistent flex characteristics to all the clubs in a golfer's bag. Royal Precision, Inc. is also a designer and distributor of Royal Grip(R) golf club grips offering a wide variety of standard and custom models, all of which feature durability and a distinctive feel and appearance.

THIS PRESS RELEASE INCLUDES STATEMENTS WHICH MAY CONSTITUTE FORWARD LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISION OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS, WHICH USUALLY CONTAIN THE WORDS "BELIEVE", "EXPECT", "ANTICIPATE", OR "WILL", ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, RISKS RELATED TO THE COMPANY'S DEPENDENCE ON DISCRETIONARY CONSUMER SPENDING AND DEMAND FROM ORIGINAL EQUIPMENT MANUFACTURERS, THE COMPANY'S LIMITED OPERATING HISTORY, THE TIMELINESS AND MARKET ACCEPTANCE OF NEW PRODUCT INTRODUCTIONS INCLUDING THE RIFLE GRAPHITE, COMPETITION, SEASONALITY OF SALES, FLUCTUATIONS IN OPERATING RESULTS, PROTECTION OF INTELLECTUAL PROPERTY RIGHTS, SUPPLY DELAYS, USE OF THIRD PARTY SUPPLIERS, CUSTOMER CONCENTRATION AND OTHER FACTORS DETAILED IN THE COMPANY'S SECURITIES AND EXCHANGE COMMISSION FILINGS.

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